Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, and development projects in Canada. For the three months ended June 30, 2017, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), which transitioned from active mining to residual leaching in June 2016, combined to produce 105,064 gold ounces, 26.4 million pounds of copper and 0.3 million silver ounces. For the six months ended June 30, 2017, the Company’s operating mines combined to produce 194,391 gold ounces, 50.3 million pounds of copper and 0.6 million silver ounces.

New Gold’s production costs remained very competitive compared to the broader gold mining space as New Gold had operating expenses(1) of $627 per gold ounce sold and all-in sustaining costs(1) of $737 per gold ounce sold in the second quarter of 2017. We believe New Gold continues to be a low cost producer within the industry.

1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Please refer to the “Outlook for 2017” section of this MD&A for further information on the Company’s revised 2017 guidance.

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FINANCIAL HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold production (ounces)	105,064	99,423	194,391	190,234
Gold sales (ounces)	99,235	101,820	186,538	187,851
Gold revenue ($/ounce) (1)	1,250	1,232	1,251	1,201
Gold average realized price ($/ounce)(1)	1,279	1,267	1,282	1,239
Operating expenses per gold ounce sold ($/ounce) (1)	627	570	616	587
Total cash costs per gold ounce sold ($/ounce)(1)	360	334	330	343
All-in sustaining costs per gold ounce sold ($/ounce)(1)	737	717	671	736
Financial Information
Revenue	185.6	180.3	355.1	334.8
Net earnings (loss)	23.1	(13.9)	60.7	11.7
Adjusted net earnings (loss)(1)	13.3	8.6	22.8	7.1
Cash generated from operations	80.0	79.2	156.8	140.7
Cash generated from operations before changes in non-cash operating working capital(2)	76.1	82.4	145.5	144.5
Cash and cash equivalents	198.8	219.5	198.8	219.5
Capital expenditures (sustaining capital) (1)	24.0	27.1	38.2	49.5
Capital expenditures (growth capital) (1)	164.1	111.1	293.6	196.1
Share Data
Earnings per basic share ($)	0.04	(0.03)	0.11	0.02
Adjusted net earnings (loss) per basic share(1) ($)	0.02	0.02	0.04	0.01
1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Of the $400 million credit facility, $100 million has been drawn and $126 million has been utilized for letters of credit, both as at June 30, 2017.

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Contents

OPERATING HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	9
CORPORATE SOCIAL RESPONSIBILITY	9
OUTLOOK FOR 2017	10
KEY PERFORMANCE DRIVERS	10
FINANCIAL RESULTS	14
REVIEW OF OPERATING MINES	23
DEVELOPMENT AND EXPLORATION REVIEW	33
FINANCIAL CONDITION REVIEW	37
NON-GAAP FINANCIAL PERFORMANCE MEASURES	44
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	67
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	69
ACCOUNTING POLICIES	69
CONTROLS AND PROCEDURES	70
CAUTIONARY NOTES	71

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2017

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2017 and 2016 and New Gold’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at July 26, 2017. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States and Australia, and development projects in Canada. The Company’s operating properties consist of the New Afton gold-copper mine in Canada (“New Afton”), the Mesquite gold mine in the United States (“Mesquite”) and the Peak Mines gold-copper mine in Australia (“Peak Mines”). The Company’s Cerro San Pedro mine in Mexico (“Cerro San Pedro”) transitioned from active mining to residual leaching in 2016. New Gold’s development projects are its 100%-owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. On February 17, 2017, the Company sold its 4% stream on future gold production from the El Morro property located in Chile (“El Morro”) to an affiliate of Goldcorp Inc. for $65 million cash.

New Gold’s operating portfolio is diverse both geographically and in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. The Company believes it has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced (1)	105,064	99,423	194,391	190,234
Sold (1)	99,235	101,820	186,538	187,851
Copper (millions of pounds):
Produced (1)	26.4	25.7	50.3	51.1
Sold (1)	24.1	25.2	47.1	50.4
Silver (millions of ounces):
Produced (1)	0.3	0.3	0.6	0.7
Sold (1)	0.3	0.3	0.5	0.7
Revenue (1):
Gold ($/ounce)	1,250	1,232	1,251	1,201
Copper ($/pound)	2.33	1.97	2.34	1.96
Silver ($/ounce)	16.34	17.05	16.62	15.66
Average realized price (1) (2):
Gold ($/ounce)	1,279	1,267	1,282	1,239
Copper ($/pound)	2.57	2.14	2.58	2.14
Silver ($/ounce)	16.96	17.39	17.24	15.96
Operating expenses per gold ounce sold ($/ounce) (3)	627	570	616	587
Operating expenses per copper pound sold ($/pound) (3)	1.26	0.96	1.24	1.01
Operating expenses per silver ounce sold ($/ounce) (3)	8.31	7.81	8.29	7.56
Total cash costs per gold ounce sold ($/ounce) (2)(4)	360	334	330	343
All-in sustaining costs per gold ounce sold ($/ounce) (2)(4)	737	717	671	736
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	654	609	647	625
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	901	871	867	885

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the three months ended June 30, 2017 would be $8.90 per silver ounce sold (2016 - $8.21) and $1.50 per copper pound sold (2016 - $1.15) and co-product all-in sustaining costs for the three months ended June 30, 2017 would be $12.16 per silver ounce sold (2016 - $11.81) and $2.00 per copper pound sold (2016 - $1.59). Co-product total cash costs for the six months ended June 30, 2017 would be $8.90 per silver ounce sold (2016 - $7.85) and $1.47 per copper pound sold (2016 - $1.20) and co-product all-in sustaining costs for the six months ended June 30, 2017 would be $11.86 per silver ounce sold (2016 - $11.20) and $1.92 per copper pound sold (2016 - $1.65).

Gold production of 105,064 ounces for the three months ended June 30, 2017 was higher when compared to the 99,423 ounces in the prior-year period. Higher production from the Mesquite mine offset planned lower production from New Afton, Peak and Cerro San Pedro. Cerro San Pedro’s production decreased as the mine has now transitioned into residual leaching.

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For the six months ended June 30, 2017, New Gold’s gold production of 194,391 ounces was above the prior year period as higher production from the company’s Mesquite and Peak Mines partially offset lower production from New Afton and Cerro San Pedro.

Gold sales were 99,235 ounces for the three months ended June 30, 2017, compared to 101,820 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced. Gold sales were 186,538 for the six months ended June 30, 2017, compared to 187,851 in the prior-year period.

Copper production for the three months ended June 30, 2017 was 26.4 million pounds, compared to 25.7 million pounds in the prior-year period. Higher copper production was due to higher throughput at New Afton. Copper production for the six months ended June 30, 2017 was 50.3 million pounds, compared to 51.1 million pounds in the prior-year period.

Copper sales for the three months ended June 30, 2017 were 24.1 million pounds, compared to 25.2 million pounds in the prior-year period. Copper sales volumes were lower than in the prior-year period due to timing of sales at the end of the period. Copper sales for the six months ended June 30, 2017 were 47.1 million pounds, compared to 50.4 million pounds in the prior-year period.

Operating expenses per gold ounce for the three and six months ended June 30, 2017 were $627 and $616, respectively. This compared to $570 and $587 for the prior-year three and six month periods. The increase in the second quarter and the six months was primarily a result of a higher proportion of the Company’s sales coming from its Mesquite operation.

Total cash costs per gold ounce sold, net of by-product sales, were $360 per ounce for the three months ended June 30, 2017 compared to $334 per ounce in the prior-year period. The slight increase in cash costs relative to the prior-year period was primarily driven by the impact of a greater proportion of the company’s sales coming from its Mesquite operation, partially offset by the effect of higher copper prices.

Total cash costs per gold ounce sold, net of by-product sales, were $330 per ounce for the six months ended June 30, 2017, a decrease compared to $343 per ounce in the prior-year period, driven by higher copper prices.

All-in sustaining costs per gold ounce sold were $737 for the three months ended June 30, 2017, compared to $717 in the prior-year period. The slight increase in all-in sustaining costs relative to the prior-year quarter was attributable to a $26 per ounce increase in total cash costs to $360 per ounce partially offset by a $2 million, or $6 per ounce, decrease in the company’s consolidated sustaining costs, which include New Gold’s cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

All-in sustaining costs per gold ounce sold were $671 for the six months ended June 30, 2017, compared to $736 in the prior-year period. The decrease in all-in sustaining costs relative to the prior-year period was driven by the decrease in total cash costs noted above and lower sustaining capital expenditures.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

For the three months ended June 30, 2017, capital expenditures at Rainy River totalled $160.1 million, compared to $107.6 million in the prior-year period. The increased activity during the quarter resulted in the project team continuing to achieve many project advancements: notably, achieving a quarterly average mining rate of 115,000 tonnes per day, commissioning of primary crusher and conveyor system, with first crush completed, mechanical completion of the ball and SAG mill and advancement of the setting of mechanical equipment and installation of piping, electrical and instrumentation services to 97% completion.

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FINANCIAL HIGHLIGHTS

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
FINANCIAL INFORMATION
Revenue	185.6	180.3	355.1	334.8
Operating margin(1)	90.9	95.6	177.5	168.2
Revenue less cost of goods sold(2)	27.3	29.2	56.5	40.8
Net earnings (loss)(2)	23.1	(13.9)	60.7	11.7
Adjusted net earnings (loss) (1) (2)	13.3	8.6	22.8	7.1
Cash generated from operations	80.0	79.2	156.8	140.7
Cash generated from operations before changes in non-cash operating working capital (1)	76.1	82.4	145.5	144.5
Capital expenditures (sustaining capital) (1)	24.0	27.1	38.2	49.5
Capital expenditures (growth capital) (1)	164.1	111.1	293.6	196.1
Total assets(2)	4,143.4	3,766.2	4,143.4	3,766.2
Cash and cash equivalents	198.8	219.5	198.8	219.5
Long-term debt	880.1	788.5	880.1	788.5

Share Data
Earnings per share(2):
Basic ($)	0.04	(0.03)	0.11	0.02
Diluted ($)	0.04	(0.03)	0.11	0.02
Adjusted net earnings (loss) per basic share ($) (1) (2)	0.02	0.02	0.04	0.01
Share price as at June 30 (TSX - Canadian dollars)	4.12	5.65	4.12	5.65
Weighted average outstanding shares (basic) (millions)	575.8	511.2	552.1	510.8

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Revenue was $185.6 million for the three months ended June 30, 2017, compared to $180.3 million in the prior-year period. Revenue was $355.1 million for the six months ended June 30, 2017, compared to $334.8 million in the prior-year period. The benefit from higher metal prices was only partially offset by slightly lower copper and silver sales volumes.

Revenue less cost of goods sold was $27.3 million for the three months ended June 30, 2017, compared to $29.2 million in the prior-year period. Decrease due to higher operating costs, offset by lower depreciation and an increase in revenue. Revenue less cost of goods sold was $56.5 million for the six months ended June 30, 2017, compared to $40.8 million in the prior-year period with the increase primarily attributable to the increase in revenue.

Net earnings were $23.1 million or $0.04 per basic share for the three months ended June 30, 2017, compared to a loss of $13.9 million or $0.03 per basic share in the prior-year period. Net earnings included a foreign exchange gain of $17.7 million, compared to a loss of $5.0 million in the prior-year period and a combined $14.7 million reduction in the loss on revaluation of gold price option contracts and the gold stream obligation when compared to the prior period.

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Net earnings were $60.7 million or $0.11 per basic share for the six months ended June 30, 2017, compared to $11.7 million or $0.02 per basic share in the prior-year period. Net earnings included a gain on disposal of the 4% stream on future gold production from El Morro (the “El Morro stream”) of $33.0 million and a combined $9.1 million reduction in the loss on revaluation of gold price option contracts and the gold stream obligation.

Adjusted net earnings for the three months ended June 30, 2017 was $13.3 million or $0.02 per basic share, compared to $8.6 million or $0.03 per basic share in the prior-year period. Adjusted net earnings benefitted from reduced finance costs as the Company has capitalized more interest to its qualifying development property than in the prior-year period offset by the slight reduction in revenue less cost of goods sold.

Adjusted net earnings for the six months ended June 30, 2017 was $22.8 million or $0.04 per basic share, compared to an adjusted net earnings of $7.1 million or $0.01 per basic share in the prior-year period as the increase in revenue less cost of goods sold and reduction in finance costs were only partially offset by an increase in adjusted tax expense.

Cash generated from operations for the three months ended June 30, 2017 was $80.0 million, consistent with $79.2 million in the prior-year period. Cash generated from operations for the six months ended June 30, 2017 was $156.8 million, compared to $140.7 million in the prior-year period. The increase in cash generated from operations in the six-month period was primarily due to higher revenue as described above. Favourable working capital movements were driven by the collection of an outstanding concentrate receivable at New Afton in January 2017, which was only partially offset by an increase in income taxes paid.

Cash and cash equivalents were $198.8 million as at June 30, 2017, compared to $349.5 million as at March 31, 2017 and $185.9 million as at December 31, 2016. For the three and six months ended June 30, 2017, cash generated from operations was more than offset by cash used in investing activities due to growth capital expenditures on Rainy River. During the six months ended June 30, 2017, the Company sold the El Morro stream for $65.0 million and issued common shares through a bought deal financing arrangement for proceeds of $164.7 million. This was partially offset by the refinancing of the 2020 senior secured notes for net cash outflow of $10.2 million.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. New Gold’s objective is to pursue corporate development initiatives that will maximize long-term shareholder value.

On February 17, 2017, New Gold sold its 4% stream on future gold production from El Morro to an affiliate of Goldcorp Inc. for $65 million cash. This transaction provided the Company with additional liquidity as the Company advances the construction of Rainy River.

On February 22, 2017, New Gold announced that the Company entered into an agreement with a syndicate of underwriters to purchase, on a bought deal basis, 53,600,000 common shares of New Gold (plus an over-allotment option) at a price of US$2.80 per share. On March 10, 2017, New Gold closed the bought deal financing of 61,640,000 common shares (including the over-allotment) for net proceeds to New Gold of approximately $165 million (gross proceeds of $173 million less equity issuance costs).

On June 27, 2017, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s second half 2017 gold production. New Gold purchased put options with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts will cover 20,000 ounces of gold per month for six months beginning in July 2017. The net cost of entering into the option contracts was less than $1 million.

In addition, the company has initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the company to focus on its America’s centric portfolio of operating mining and development projects while offering a prospective buyer an opportunity to fully leverage Peak’s strong track record of performance, and unlock its longer term potential.

CORPORATE SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY HIGHlights for Q2 2017

•      Cerro San Pedro was recertified by the International Cyanide Management Institute.

•      New Afton’s Safety Initiative Committee received the BC Chief Inspector’s Recognition Award.

•      New Afton held Health & Career Fairs at local First Nations communities and held a fundraiser for the Kamloops Foodbank.

•      Peak participated in Clean Up Australia Day and the Cobar Shire Festival of the Miners Ghost.

•      Cerro San Pedro held a Biodiversity Day event at local schools and built a potable water tank for the local community.

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

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As a participant of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s objectives include protecting the welfare of its employees and contractors through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. The Company strives to create a culture of inclusiveness and tolerance that begins at the top and is reflected in its hiring, promotion and overall human resources practices. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates - in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure - the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use.

On July 13, 2017, New Gold was charged with five breaches of the Environmental Protection Act (Ontario) in connection with alleged effluent discharges at the Rainy River project in July 2016 in excess of permit limits. If New Gold is found guilty, certain of the charges are subject to a minimum penalty of C$25,000 per day. New Gold takes all environmental incidents seriously and is in the process of evaluating this matter.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and other lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strives to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

OUTLOOK FOR 2017

As a result of the company’s strong first half operational results, New Gold reiterates is guidance for full-year gold production of 380,000 to 430,000 ounces and operating expense per gold ounce sold of $630 to $670. Assuming current commodity prices and foreign exchange rates, New Gold is also pleased to reiterate its already lowered guidance for all-in sustaining costs of $760 to $800 per ounce. The Company expects all-in sustaining costs for the second half of the year to be higher than the first half due to timing of sustaining capital expenditures and Rainy River commencing production, which is expected to have higher costs during the start-up phase.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

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Production Volumes and Costs

New Gold’s portfolio of operating mines produced 105,064 gold ounces for the three months ended June 30, 2017 and 194,391 gold ounces for the six months ended June 30, 2017.

Operating expenses per gold ounce sold for the three months ended June 30, 2017 was $627, compared to $570 in the prior-year period. Operating expenses per copper pound sold for the three months ended June 30, 2017 was $1.26, compared to $0.96 in the prior-year period. Operating expenses per silver ounce sold for the three months ended June 30, 2017 was $8.31, compared to $7.81 in the prior-year period.

For the three months ended June 30, 2017 total cash costs and all-in sustaining costs, net of by-product sales, were $360 and $737 per gold ounce sold, respectively. Compared to $334 total cash costs and $717 all-in sustaining costs in the prior year periods.

For the six months ended June 30, 2017 total cash costs and all-in sustaining costs, net of by-product sales, were $330 and $671 per gold ounce sold, respectively. Compared to $343 total cash costs and $736 all-in sustaining costs in the prior year periods.

Commodity Prices

Gold prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the third quarter of 2016, the Company entered into gold price option contracts related to its production for the first half of 2017. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. For the three and six months ended June 30, 2017, the Company recognized $2.5 million and $7.2 million in revenue respectively related to these gold price option contracts.

In June 2017 the Company entered into further gold option contracts for the periods July 2017 to December 2017 with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces

For the three months ended June 30, 2017, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,250 and $1,279, respectively, compared to the LBMA p.m. average gold price of $1,257 per ounce. The difference between New Gold’s average realized gold price and the LBMA p.m. average gold price is primarily a result of the gold price option contracts described above. For the six months ended June 30, 2017, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,251 and $1,282, respectively, compared to the LBMA p.m. average gold price of $1,238 per ounce.

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Copper prices

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017, at a fixed price of $2.52 per pound settling against the LME monthly average price. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses.

For the three months ended June 30, 2017, New Gold’s copper revenue per pound and average realized copper price per pound were $2.33 and $2.57, respectively, compared to the average LME copper price of $2.57 per pound. For the six months ended June 30, 2017, New Gold’s copper revenue per pound and average realized copper price per pound were $2.34 and $2.58, respectively, compared to the average LME copper price of $2.61 per pound.

Silver prices

For the three months ended June 30, 2017, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.34 and $16.96, respectively, compared to the LBMA p.m. average silver price of $17.25 per ounce. For the six months ended June 30, 2017, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.62 and $17.24, respectively, compared to the LBMA p.m. average silver price of $16.83 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar strengthened against the U.S. dollar by approximately 3% from March 31, 2017 to June 30, 2017. The average Canadian dollar against the average U.S. dollar for the three months ended June 30, 2017 weakened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of operating and capital costs are denominated in Canadian dollars.

The Australian dollar strengthened against the U.S. dollar by approximately 1% from March 31, 2017 to June 30, 2017. The average Australian dollar against the average U.S. dollar for the three months ended June 30, 2017 strengthened by approximately 1% when compared to the prior-year period. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines, as a significant portion of operating costs are denominated in Australian dollars.

The Mexican peso strengthened against the U.S. dollar by approximately 4% from March 31, 2017 to June 30, 2017. The average Mexican peso against the average U.S. dollar for the three months ended June 30, 2017 strengthened by approximately 2% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

12

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three months ended June 30, 2017 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price increased by 8% since the start of 2017, and was flat during the second quarter. The Trump presidency continues to generate considerable uncertainty and unpredictability, and U.S. economic data has been distinctly mixed. While the Federal Reserve is still expected to raise interest rates, the pace of increases has become less clear as the strength of the economy is debated and inflation remains low. This uncertainty has helped to underpin gold in recent weeks in the face of a certain amount of volatility.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products is down 30% from the peak in 2012, suggesting that the broad investment community has capacity to add length to positions as sentiment improves. As a low all-in sustaining cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

13

FINANCIAL RESULTS

Summary of Quarterly and Year-to-Date Financial Results

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
FINANCIAL RESULTS
Revenue	185.6	180.3	355.1	334.8
Operating expenses	94.7	84.7	177.6	166.6
Depreciation and depletion(2)	63.6	66.4	121.0	127.4
Revenue less cost of goods sold(2)	27.3	29.2	56.5	40.8

Corporate administration	5.9	5.9	13.4	11.6
Share-based payment expenses	2.6	2.8	3.8	5.8
Exploration and business development	3.2	2.0	6.4	4.5
Earnings from operations(2)	15.6	18.5	32.9	18.9

Finance income	0.4	0.2	0.6	0.5
Finance costs	(1.3)	(3.1)	(2.7)	(7.7)
Other gains and losses
Unrealized gain (loss) on share purchase warrants	0.1	(0.1)	1.2	(0.5)
Gain on foreign exchange	17.7	(4.9)	23.9	29.0
Other gain (loss) on disposal of assets	-	(0.2)	0.2	(0.3)
Unrealized loss on revaluation of gold stream obligation	(2.0)	(10.4)	(5.0)	(25.5)
Gain on disposal of El Morro stream	-	-	33.0	-
(Loss) gain on revaluation of gold price option contracts	(1.3)	(7.6)	(15.7)	(4.3)
Gain on revaluation of investments	(0.2)	0.7	-	0.7
Other	1.4	(0.2)	1.9	(0.1)
Income before taxes(2)	30.4	(7.1)	70.3	10.7
Income tax (expense) recovery(2)	(7.3)	(6.8)	(9.6)	1.0
Net earnings(2)	23.1	(13.9)	60.7	11.7
Adjusted net earnings (loss)(1) (2)	13.3	8.6	22.8	7.1
1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Revenue

For the three months and six months ended June 30, 2017, the $5.3 and $20.3 million increase in revenue was primarily driven by higher metal prices, partially offset by metal sales volumes. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the three and six months ended June 30, 2017, operating expenses increased compared with the prior-year period. Higher operating costs at Mesquite was due to increased processing costs which drove higher production, were partially offset by lower operating costs at Cerro San Pedro as the mine has been in residual leaching since June 2016.

14

Depreciation and depletion

For the three and six months ended June 30, 2017, depreciation and depletion decreased compared with prior-year periods, due to lower gold sales compared to prior periods.

Revenue less cost of goods sold

For the three months ended June 30, 2017, revenue less cost of goods sold decreased primarily due to higher operating expenses, partially offset by higher revenues.

For the six months ended June 30, 2017, revenue less cost of goods sold increased primarily due to higher revenues.

Corporate administration and share-based payment expenses

For the three months ended June 30, 2017, corporate administration remained consistent with the prior-year period. For the six months ended June 30, 2017 the increase in corporate administration costs was primarily attributable to the severance expenses incurred in the period.

For the three and six months ended June 30, 2017, the decrease in share-based payment expenses was primarily attributable to the decrease of the Company’s share price in the current period, which resulted in lower costs for the Company’s cash-settled share-based payment arrangements.

Exploration and business development

Expensed exploration in the current year was primarily incurred at Peak Mines and Rainy River. The prior-year period included expensed exploration costs primarily at Peak Mines.

Capitalized exploration costs were $1.3 million for the three months ended June 30, 2017 consistent with the prior-year period. Capitalized exploration costs were primarily incurred at New Afton C-Zone and Peak Mines. For the six months ended capitalized exploration costs were $3.2 million compared with $2.1 million in the prior-year period. Expenditures were primarily at New Afton C-zone, Peak Mines, and Rainy River.

Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Finance income and finance costs

For the three and six months ended June 30, 2017, finance costs decreased as the Company has capitalized more interest to its qualifying development property than in the prior-year period.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Share purchase warrants

For the three and six months ended June 30, 2017, the Company recorded a gain on share purchase warrants, compared to a loss in the prior-year periods. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings. On June 28, 2017 all share purchase warrants expired, unexercised.

Gold stream obligation

For the three and six months ended June 30, 2017, the unrealized loss on revaluation of the gold stream obligation derivative instrument was related to the increase in gold prices and accretion. The gain or loss on the revaluation of the gold stream obligation as a result of the change in the Company’s own credit risk is recorded in other comprehensive income.

15

Gold price option contracts

In the prior year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. These gold price option contracts cover 120,000 ounces of New Gold’s first half 2017 gold production. In June 2017 the Company entered into further gold option contracts for the periods July 2017 to December 2017 with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces

These derivative instruments are fair valued at the end of each reporting period. For the three and six months ended June 30, 2017, the Company recognized a loss on the revaluation of the gold price option contracts resulting from Company exercising its put option contracts during the period. For the three and six months ended June 30, 2017, the Company recognized $2.5 million and $7.2 million in revenue related to these gold price option contracts, respectively.

Gain on disposal of El Morro gold stream

During the first quarter of 2017, the Company sold its 4% stream on future gold production from El Morro for $65 million cash. As a result, the Company recorded a gain on disposal of $33.0 million representing the difference between the net proceeds received and the carrying value of the asset. Please refer to the “Corporate Developments” section of this MD&A for more information on this transaction.

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax expense for the six months ended June 30, 2017 was $9.6 million compared to an income tax expense of $1.0 million in the prior-year period, reflecting an effective tax rate of 13.7% for the period ended June 30, 2017 compared to 9.3% in the prior-year period. The primary reason for the change in the unadjusted effective tax rate is the impact of lower tax rate applicable on the disposal of the El Morro stream and the impact of foreign exchange movements on the deferred tax related to nonmonetary assets and liabilities. For the six months ended June 30, 2017, the Company recorded a foreign exchange gain of $24.4 million on non-monetary assets and liabilities, compared to a gain of $29.0 million in the prior-year period.

On an adjusted net (loss) earnings basis, the adjusted tax expense for the six months ended June 30, 2017 was $7.5 million, compared to an adjusted tax expense of $4.6 million in the prior-year period. The adjusted tax expense excludes the impact of foreign exchange, disposal of the El Morro gold stream, the loss on revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

16

Net earnings

For the three months ended June 30, 2017 net earnings were positively impacted by a gain on foreign exchange, and a reduction of the unrealized loss on the revaluation of the gold stream obligation.

Please see below for a reconciliation of net earnings for the three months ended June 30, 2017 from the prior-year period.

RECONCILIATION OF NET EARNINGS (LOSS) - Q2 2016 TO Q2 2017

(in millions of U.S. dollars)

17

For the six months ended June 30, 2017 net earnings were positively impacted by an increase in revenue less cost of goods sold, and a reduction of the unrealized loss on the revaluation of the gold stream obligation.

Please see below for a reconciliation of net earnings for the six months ended June 30, 2017 from the prior-year period.

RECONCILIATION OF NET EARNINGS (LOSS) - Q2 2016 YTD TO Q2 2017 YTD

(in millions of U.S. dollars)

18

Adjusted net earnings (loss)

The net earnings have been adjusted, including the associated tax impact, for inventory write-downs, asset impairments and costs in “Other gains and losses” on the unaudited condensed consolidated interim income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the fair value changes for gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Please see below for a reconciliation of adjusted net earnings for the three months ended June 30, 2017 from the prior-year period.

19

Please see below for a reconciliation of adjusted net earnings for the six months ended June 30, 2017 from the prior-year period.

20

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Operating information
Gold production (ounces)	105,064	89,327	95,883	95,546	99,423	90,811	131,719	122,580	86,442
Gold sales (ounces)	99,235	87,304	93,936	96,452	101,820	86,031	133,005	115,695	87,754

Revenue	185.6	169.5	170.3	178.7	180.3	154.5	199.0	177.3	167.7

Net earnings (loss) (1)	23.1	37.5	(22.3)	4.1	(13.9)	25.6	(9.5)	(157.8)	9.4
per share:
Basic ($)(1)	0.04	0.07	(0.04)	0.01	(0.03)	0.05	(0.02)	(0.31)	0.02
Diluted ($)(1)	0.04	0.07	(0.04)	0.01	(0.03)	0.05	(0.02)	(0.31)	0.02

Adjusted net earnings (loss) per share:	13.3	9.4	(4.7)	12.4	8.6	(1.5)	2.6	(8.5)	(1.3)
Basic ($)(1)	0.02	0.02	(0.01)	0.02	0.02	$nil	0.01	(0.02)	$nil
Diluted ($)(1)	0.02	0.02	(0.01)	0.02	0.02	$nil	0.01	(0.02)	$nil

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

21

In the first quarter of 2017 the Company identified an immaterial error relating to depletion of its New Afton mining interest for the year ended December 31, 2016 resulting in a reduction in 2016 net earnings of $9.7 million.

The quarterly impact on the comparative condensed consolidated income statement is outlined in the table below. The resulting overstatement of the mining interests balance of $15.4 million, overstatement of deferred tax liability of $5.3 million and understatement of inventories totalling $0.4 million as at December 31, 2016 has also been revised in the comparative condensed consolidated statement of financial position and the associated notes to the unaudited condensed consolidated interim financial statements. There has been no change to the cash flows from operating, investing and financing activities in the comparative condensed consolidated statement of cash flow.

	Three months ended	Three months ended	Three months ended	Three months ended	Year ended
(in millions of U.S. dollars)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Impact on net earnings (Loss)
Net earnings (loss) before revision	26.8	(8.8)	5.1	(19.9)	2.7
Depreciation and depletion	(3.4)	(4.1)	(3.4)	(4.1)	(15.0)
Income tax recovery	2.2	(1.0)	2.4	1.7	5.3
Revision to net earnings (loss)	(1.2)	(5.1)	(1.0)	(2.4)	(9.7)
Revised net earnings (loss)	25.6	(13.9)	4.1	(22.3)	(7.0)
Basic weighted average number of shares outstanding (in millions)	509.6	511.2	513.0	513.3	511.8
Dilution of securities:
Stock options	1.1	–	2.8	–	–
Diluted weighted average number of shares outstanding (in millions)	510.7	511.2	515.8	513.3	511.8
Net earnings (loss) per share before revision:
Basic	0.05	(0.02)	0.01	(0.04)	0.01
Diluted(1)	0.05	(0.02)	0.01	(0.04)	0.01
Impact of revision to net earnings (loss) per share:
Basic	–	(0.01)	–	–	(0.02)
Diluted(1)	–	(0.01)	–	–	(0.02)
Revised net earnings (loss) per share:
Basic	0.05	(0.03)	0.01	(0.04)	(0.01)
Diluted(1)	0.05	(0.03)	0.01	(0.04)	(0.01)

1.	For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

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AT-A-GLANCE

2017 GUIDANCE:

Gold: 70,000 - 80,000 ounces

copper: 85 - 95 million pounds

OPERATING EXPENSE/gold OZ: $405 -$445

ALL-IN SUSTAINING COSTS/OZ: ($520) - ($480)

Q2 2017 Production:

Gold: 40,210 Ounces

copper: 43.3 million pounds

OPERATING EXPENSE/gold OZ: $442

ALL-IN SUSTAINING COSTS/OZ: ($434)

REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia, gold mine. At December 31, 2016, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.0 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 950 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined (thousands of tonnes)	1,436	1,363	3,043	2,917
Ore processed (thousands of tonnes)	1,531	1,394	2,971	2,782
Average grade:
Gold (grams/tonne)	0.54	0.68	0.55	0.68
Copper (%)	0.83	0.84	0.82	0.85
Recovery rate (%):
Gold	80.4	82.8	80.1	82.3
Copper	81.6	86.1	81.0	85.4
Gold (ounces):
Produced (1)	21,273	25,287	42,210	50,355
Sold (1)	19,573	26,302	40,289	51,433
Copper (millions of pounds):
Produced (1)	22.8	22.1	43.3	44.5
Sold (1)	20.8	22.6	40.7	44.6
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.2	0.1
Sold (1)	0.1	0.1	0.1	0.1
Revenue
Gold ($/ounce)	1,170	1,171	1,170	1,127
Copper ($/pound)	2.32	1.96	2.33	1.95
Silver ($/ounce)	15.92	17.07	16.01	15.23
Average realized price (1)(2):
Gold ($/ounce)	1,291	1,280	1,286	1,239
Copper ($/pound)	2.56	2.15	2.56	2.14
Silver ($/ounce)	17.56	18.67	17.60	16.73

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	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Operating expenses per gold ounce sold ($/ounce) (4)	426	434	442	404
Operating expenses per copper pound sold ($/pound) (4)	0.85	0.73	0.88	0.70
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(1,059)	(547)	(941)	(593)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(358)	(131)	(434)	(198)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	547	543	558	516
Copper ($/pound)	1.09	0.91	1.11	0.89
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	769	711	724	672
Copper ($/pound)	1.53	1.19	1.44	1.16

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Financial Information:
Revenue	72.4	76.3	144.2	146.9
Operating margin(2)	46.2	48.0	89.8	94.2
Revenue less cost of goods sold(5)	11.8	11.0	21.5	14.8
Capital expenditures (sustaining capital) (2)	12.8	10.3	19.3	19.1
Capital expenditures (growth capital) (2)	1.1	1.0	2.3	2.0

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
5.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Operating results

Production

For the three months and six months ended June 30, 2017, the decrease in gold production relative to the prior-period was due to an expected decrease in gold grade and gold recovery, partially offset by an increase in mill throughput.

For the three months ended June 30, 2017, copper production was slightly higher compared to the prior period due to higher throughput, which offset the decrease in recovery. For the six months ended June 30, 2017 the decrease in copper production was due to an expected decrease in copper grade and recovery.

Revenue

For the three and six months ended June 30, 2017, revenue slightly decreased compared with prior period due to a decrease in metal sold, only partially offset by an increase in average realized prices.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 21,493 ounces of gold and 25.4 million pounds of copper. Exposure to these movements in market metal prices is reduced by 19,930 ounces of gold swaps and 23.6 million pounds of copper swaps outstanding as at June 30, 2017, with settlement periods ranging from July 2017 to December 2017.

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Revenue less cost of goods sold

For the three and six months ended June 30, 2017, the increase in revenue less cost of goods sold was primarily driven by lower depreciation and depletion resulting from lower production.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended June 30, 2017 operating expenses were in line with the prior period. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by higher sustaining costs. By-product revenues benefitted from an increase in the realized copper price which more than offset lower copper sales volumes. New Afton’s quarterly sustaining costs increased by $3 million to $13 million when compared to the prior period end.

For the six months ended June 30, 2017 operating expenses increased due to higher ore tonnes mined and processed at lower grades. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by the increase in operating expenses. By-product revenues benefitted from an increase in the realized copper price which more than offset lower copper sales volumes. New Afton’s quarterly sustaining costs were in line with the prior year period.

Capital expenditures

In both the current and prior-year period, sustaining capital expenditures were primarily related to mine development costs, and growth capital expenditures were primarily related to capitalized exploration at the New Afton C-zone.

Impact of foreign exchange on operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended June 30, 2017, the value of the U.S. dollar averaged $1.34 against the Canadian dollar compared to $1.29 in the prior-year period, resulting in a positive impact on total cash costs of $75 per gold ounce sold.

For the six months ended June 30, 2017, the value of the U.S. dollar was consistent with the prior year averaging $1.33 against the Canadian dollar.

Exploration activities

During the second quarter of 2017, a final campaign of infill drilling to further upgrade confidence in the C-zone block cave mineral reserve was completed. The data from this campaign will be incorporated into an updated resource estimate to provide further support for future mine development and production planning. Additionally, a surface drilling campaign to test several satellite targets identified within the greater mine lease area commenced during the second quarter.

25

AT-A-GLANCE

2017 GUIDANCE:

Gold: 140,000 - 150,000 ounces

OPERATING EXPENSES/oz: $675 - $715

ALL-IN SUSTAINING COSTS/OZ: $805 - $845

Q2 2017 production:

Gold: 78,586 ounces

OPERATING EXPENSES/oz: $700

ALL-IN SUSTAINING COSTS/OZ: $779

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach gold mining operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2016, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.0 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	5,422	4,274	9,910	9,506
Waste mined (thousands of tonnes)	10,626	10,864	21,211	21,226
Ratio of waste to ore	1.96	2.54	2.14	2.23
Average grade:
Gold (grams/tonne)	0.32	0.41	0.34	0.39
Gold (ounces):
Produced (1)(2)	48,183	25,564	78,586	52,935
Sold (1)	46,462	31,115	75,615	56,043
Revenue
Gold ($/ounce)	1,271	1,262	1,273	1,235
Average realized price (3):
Gold ($/ounce)	1,271	1,262	1,273	1,235
Operating expenses per gold ounce sold ($/ounce) (4)	703	602	700	608
Total cash costs per gold ounce sold ($/ounce) (3)	703	611	700	618
All-in sustaining costs per gold ounce sold ($/ounce) (3)	789	999	779	1,044

FINANCIAL INFORMATION
Revenue	59.0	39.2	96.2	69.2
Operating margin(3)	26.3	20.4	43.3	35.1
Revenue less cost of goods sold	9.5	10.5	15.8	16.3
Capital expenditures (sustaining capital)(3)	3.3	11.8	4.9	23.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
26

Operating results

Production

For the three months ended June 30, 2017, the increase in gold production at Mesquite relative to the second quarter of 2016 was due to higher recoveries as total ore tonnes mined and placed included less transitional material than was mined in 2016, and the company increasing the process solution flow on the leach pad.

For the six months ended June 30, 2017, Mesquite’s gold production increased by 48% relative to the prior-year period due to increased ore tonnes and gold recovery, and the company increasing the process solution flow on the leach pad.

Revenue

For the three and six months ended June 30, 2017, the increase in revenue was attributable higher gold sales volumes and higher gold prices.

Revenue less cost of goods sold

For the three and six months ended June 30, 2017, revenue less cost of goods sold was consistent with the prior-year period. The increase in revenue described above was offset by higher operating expenses and depreciation and depletion compared to prior-year period.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended June 30, 2017, operating expenses increased when compared to the prior-year quarter due to increased ore tonnes mined and processed. All-in sustaining costs during the quarter decreased due to a $8 million, or $302 per ounce, decrease in sustaining costs primarily due to no capitalized waste stripping in the current period, the benefit of which was only partially offset by higher operating expenses.

For the six months ended June 30, 2017, the operating expenses increased when compared to the prior-year due to higher ore tonnes mined and processed. All-in sustaining costs decreased due to a $18 million decrease in sustaining costs primarily due to no capitalized waste stripping, the benefit which was only partially offset by higher operating expenses.

Capital expenditures

For the three and six months ended June 30, 2017, the decrease in capital expenditures was a result of waste stripping expenditures being capitalized in the prior-year period. Capital expenditures in the current period relate primarily to the purchase of component parts for the mobile fleet.

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AT-A-GLANCE

2017 GUIDANCE:

Gold: 85,000 - 95,000 ounces

COPPER: ~15 million pounds

OPERATING EXPENSES/gold oz: $780 - $820

ALL-IN SUSTAINING COSTS/OZ: $975 - $1,015

Q2 2017 Production

Gold: 54,386 ounces

copper: 7.0 MILLION pounds

operating expenses/gold oz: $654

ALL-IN SUSTAINING COSTS/OZ: $805

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2016, the mine had 251,000 ounces of Proven and Probable gold Mineral Reserves and 80 million pounds of Proven and Probable copper Mineral Reserves, with 378,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 171 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined (thousands of tonnes)	160	191	275	360
Ore processed (thousands of tonnes)	159	163	325	327
Average grade:
Gold (grams/tonne)	4.91	7.01	5.70	5.37
Copper (%)	1.14	1.11	1.09	1.01
Recovery rate (%):
Gold	95.5	94.5	93.1	94.4
Copper	91.4	89.2	89.8	90.5
Gold (ounces):
Produced (1)	26,039	31,285	54,386	50,881
Sold (1)	25,528	27,784	52,919	44,934
Copper (millions of pounds):
Produced (1)	3.6	3.6	7.0	6.6
Sold (1)	3.3	2.5	6.4	5.8
Revenue
Gold ($/ounce)	1,262	1,246	1,274	1,229
Copper ($/pound)	2.37	2.02	2.39	2.04
Average realized price (2):
Gold ($/ounce)	1,283	1,272	1,295	1,264
Copper ($/pound)	2.63	2.12	2.65	2.16
Operating expenses per gold ounce sold ($/ounce) (4)	715	581	654	700
Operating expenses per copper pound sold ($/pound) (4)	1.46	0.97	1.34	1.20
Total cash costs per gold ounce sold (2)(3)	563	521	493	620
All-in sustaining costs per gold ounce sold (2)(3)	945	706	805	827
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	735	623	681	736
Copper ($/pound)	1.72	1.10	1.61	1.32
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,032	782	928	904
Copper ($/pound)	2.33	1.36	2.11	1.61

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	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
FINANCIAL INFORMATION
Revenue	41.8	40.2	86.8	67.9
Operating margin (2)	18.4	21.4	42.9	28.9
Revenue less cost of goods sold	8.0	6.7	20.9	1.2
Capital expenditures (sustaining capital) (2)	7.8	3.1	12.9	4.9
Capital expenditures (growth capital) (2)	0.7	–	0.9	–
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

For the three months ended June 30, 2017, the decrease in gold production at Peak Mines relative to the second quarter of 2016 was due to an expected decrease in gold grade, as a lower proportion of the high grade Chronos ore body material was processed. This was partially offset by higher gold recovery. Quarterly copper production was in line with the second quarter of 2016.

For the six months ended June 30, 2017 Peak Mines gold production increased by 7% relative to the prior-year period due higher gold grade.

Revenue

For the three months ended June 30, 2017, the increase in revenue was attributable to higher metal prices.

For the six months ended June 30, 2017, the increase in revenue was attributable increased metals sales volumes and higher metal prices.

At the end of the period, Peak Mines’ exposure to the impact of movements in market metal prices for provisionally priced contracts was 2,682 ounces of gold and 1.4 million pounds of copper. Exposure to these movements in market metal prices was reduced by 1.2 million pounds of copper swaps outstanding at the end of the period, with settlement periods ranging from July 2017 to December 2017.

Revenue less cost of goods sold

For the three and six months ended June 30, 2017, the increase in revenue less cost of goods sold was primarily attributable to higher revenue as described above and lower depreciation due the increase in reserves at December 31, 2016, offsetting the increase in operating expenses.

Operating expenses, total cash costs and all-in sustaining costs

For the three months ended June 30, 2017 operating expenses increased when compared to the prior-year quarter primarily due to lower gold sales volumes. All-in sustaining costs increased during the quarter as the benefit of increased by-product revenues were offset by higher sustaining costs and lower gold sales volumes. For the six months ended June 30, 2017 operating expenses remained in line with the prior-year period. First half all-in sustaining costs decreased as higher by-product revenues and gold sales volumes were only partially offset by a $6 million, or $105 per ounce, increase in sustaining costs.

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Capital expenditures

For the three and six months ended June 30, 2017, the increase in capital expenditures was a result of increases in capital development and increased capitalized exploration activities. Capital development is related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. For the three months ended June 30, 2017, the value of the U.S. dollar averaged $1.33 against the Australian dollar compared to $1.34 in the prior-year period, resulting in a negative impact on total cash costs of $6 per gold ounce sold. For the six months ended June 30, 2017, the value of the U.S. dollar averaged $1.30 against the Australian dollar compared to $1.35 in the prior-year period, resulting in a negative impact on total cash costs of $22 per gold ounce sold.

Exploration Activities

During the second quarter of 2017, exploration involved the continuation of surface and underground drilling programs to test prospective gold and copper-gold targets identified along the Peak Mine Corridor and the continued advancement of reconnaissance targeting work on several prospective targets within Peak Mine’s greater regional exploration tenements. These programs comprise part of Peak Mine’s broader strategy of discovery and sustained reserves replacement.

Peak sales process

In addition, the company has initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the company to focus on its America’s centric portfolio of operating mining and development projects while offering a prospective buyer an opportunity to fully leverage Peak’s strong track record of performance, and unlock its longer term potential.

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AT-A-GLANCE

2017 GUIDANCE:

Gold: 35,000 - 45,000 ounces

OPERATING EXPENSES/GOLd oz: $1,080 - $1,120

ALL-IN SUSTAINING COSTS/OZ: $1,090 - $1,130

Q2 2017 PRoduction

Gold: 19,209 ounces

SILVER: 0.3 MILLION OUNCES

operating expenses/gold oz: $1,203

ALL-IN SUSTAINING COSTS/OZ: $1,316

Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. A summary of Cerro San Pedro’s operating results is provided below:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	–	1,531	–	3,221
Waste mined (thousands of tonnes)	–	617	–	2,721
Ratio of waste to ore	–	0.40	–	0.84
Average grade:
Gold (grams/tonne)	–	0.61	–	0.49
Silver (grams/tonne)	–	17.84	–	14.38
Gold (ounces)
Produced (1)(2)	9,569	17,287	19,209	36,063
Sold (1)	7,672	16,619	17,716	35,441
Silver (millions of ounces)
Produced (1)(2)	0.2	0.2	0.3	0.5
Sold (1)	0.2	0.2	0.3	0.5
Revenue
Gold ($/ounce)	1,283	1,251	1,275	1,216
Silver ($/ounce)	17.07	16.77	17.27	15.67
Average realized price (3):
Gold ($/ounce)	1,283	1,251	1,275	1,216
Silver ($/ounce)	17.07	16.77	17.27	15.67
Operating expenses per gold ounce sold ($/ounce) (5)	1,269	961	1,203	978.1
Operating expenses per silver ounce sold ($/ounce) (5)	16.88	12.88	16.30	12.61
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,222	898	1,152	917
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,414	941	1,325	947
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,235	952	1,176	962
Silver ($/ounce)	16.43	12.76	15.93	12.40
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,387	988	1,316	987
Silver ($/ounce)	18.45	13.25	17.83	12.72

FINANCIAL INFORMATION
Revenue	12.4	24.6	27.9	50.8
Operating margin (3)	–	5.8	1.5	10.0
Revenue less cost of goods sold	(2.0)	5.1	(1.7)	8.5
Capital expenditures (sustaining capital)(3)	–	0.5	0.7	0.7
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
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Operating results

Production

Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. As a result, and consistent with expectations, for the three months and six months ended June 30, 2017, gold and silver production was lower than in the prior-year period.

Revenue

For the three and six months ended June 30, 2017, the decrease in revenue was attributable to the decrease in metal sales volumes as Cerro San Pedro has entered into the residual leach period, which was partially offset by higher metal prices.

Revenue less cost of goods sold

For the three and six months ended June 30, 2017, the decrease in revenue less cost of goods sold was primarily attributable to the decrease in revenue described above, partially offset by lower operating expenses.

Operating expenses, total cash costs and all-in sustaining costs

For the three and six months ended June 30, 2017, the increase in operating expenses and all-in sustaining costs when compared to the prior-year periods was due to lower gold sales volumes. As the Company is drawing down leach pad inventory during the residual leach period, $417 per ounce in the second quarter, and $405 per ounce in the first half, of the reported all-in sustaining costs are related to mining costs that were incurred in prior periods.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the three months ended June 30, 2017, the value of the Mexican peso averaged MXN18.5 against the U.S. dollar compared to MXN18.1 in the prior-year period. This had a positive impact on total cash costs of $9 per gold ounce sold.

For the six months ended June 30, 2017, the value of the Mexican peso averaged MXN18.1 against the U.S. dollar compared to MXN18.5 in the prior-year period. This had a negative impact on total cash costs of $42 per gold ounce sold.

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AT-A-GLANCE

AS AT DECEMBER 31, 2016

2017 GUIDANCE:

Gold: 50,000 - 60,000 ounces

OPERATING EXPENSES/oz: $905 - $945

ALL-IN SUSTAINING COSTS/OZ: $1,200 - $1,240

PROVEN AND PROBABLE RESERVES

GOLD: 3.9 MILLION OUNCES

SILVER: 10.0 MILLION OUNCES

DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

Rainy River enhances New Gold’s growth pipeline through its significant production scale and exciting longer-term exploration potential in a great mining jurisdiction. The Company looks forward to the commencement of commercial production at Rainy River which is expected to be in the fourth quarter of 2017.

Project advancement

Rainy River – Q2 2017 KEY PROJECT UPDATES

•       Project spending during the second quarter totalled $160 million, with estimated remaining capital to achieve November commercial production of $229 million

•      Mining rate during the quarter averaged approximately 115,000 tonnes per day despite impact of spring thaw

o Mining rate averaged approximately 125,000 tonnes per day in the month of June

•     Public comment period for Schedule 2 amendment concluded on June 12, 2017; timeline for expected amendment accelerated to fourth quarter of 2017

•      Commissioning of primary crusher and conveyor system complete, with first crush completed on May 11, 2017 as planned

•      Tailings management area corridor pipeline completed on June 15, 2017, with first water moved to and from the water management pond on June 20, 2017

•      Installation of mechanical, piping, electrical and instrumentation in processing facilities approximately 97% complete

•      Ball and SAG mill achieved mechanical completion and hand over to operations for commissioning

•      Energization of all key site power lines completed on schedule

•      Overall earthworks over 85% complete

Development activities at New Gold’s Rainy River project, located in northwestern Ontario, continue to advance and the project is scheduled to transition from construction to operation in the third quarter of 2017. Both the project schedule and capital cost estimate remain in line with New Gold’s updated plan announced on January 30, 2017.

Mining activities at Rainy River progressed well during the second quarter. The company’s mining rate during the quarter averaged approximately 115,000 tonnes per day, which was in line with New Gold’s updated plan announced on January 30, 2017. More importantly, the mining rate in June averaged approximately 125,000 tonnes per day and the company expects to build momentum through the summer months.

33

Overall earthworks are over 85% complete and are tracking in line with New Gold’s updated plan. Through June 30, 2017, over 1.1 million cubic metres of construction material has been placed at the tailings management starter cell. Starter cell rock deliveries are scheduled for completion in late August 2017. Energization of all key site overhead power lines, construction of the tailings pipeline corridor and construction of the tailings management area corridor pipeline have been completed.

All of the key structural components of the process facilities have been finalized and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is close to completion. The primary crusher and conveyor system was successfully commissioned on schedule, and the first crush occurred on May 11, 2017. Commissioning of the ball mill and SAG mill has started and is scheduled to be completed in August 2017. Commissioning of the refining portion of the process circuit has commenced with dry and wet commissioning of the full circuit scheduled for August 2017.

Permitting activities

The company requires an amendment to Schedule 2 of the Metal Mining Effluent Regulations to close two small creeks and deposit tailings. The proposed amendment was published in Canada Gazette I on May 13, 2017 and was followed by a 30-day public comment period which concluded on June 12, 2017. It is the company’s understanding that the comments received during the comment period were all in support of the project proceeding as proposed. In light of the positive comments, the company has revisited the proposed timeline with Environment and Climate Change Canada and expects that adoption of the Schedule 2 amendment will be accelerated to the fourth quarter of 2017.

As previously disclosed, New Gold is presently constructing a starter tailings cell, located within the broader tailings management area, that does not require a Schedule 2 amendment. This will allow New Gold to commence operations prior to completion of the Schedule 2 amendment. Based on its location and scale, the starter cell would provide capacity for approximately six months of production tailings when the mill is operating at full capacity.

In addition, New Gold has finalized the engineering design to construct the creek closures using sheet pile at the centre of the portion of the dam which will cover the creeks. The purpose of this approach is both to reduce the construction time after receipt of the Schedule 2 amendment, and most importantly, to be able to complete the work regardless of weather conditions. New Gold has met with the Ontario Ministry of Natural Resources and Forestry (MNRF) to review the design and has also filed its application for the required permit amendment in support of the design. It is expected that the Ontario MNRF will complete its review of the application during the third quarter of 2017.

Exploration

During the first half of 2017, exploration efforts at Rainy River were directed toward completing the infill drilling program to further upgrade reserves in the ODM starter pit area and commencing with exploration drilling to test the potential to expand and further confirm the mineral resource classification of the planned ODM underground mine area. Once completed, results of these drilling campaigns will be incorporated into the Rainy River life-of-mine operational plan.

34

Environmental and community activities

New Gold has entered into Participation Agreements or Impact Benefit Agreements with the Naicatchewenin and Rainy River First Nations, Big Grassy First Nation, Naotkamegwanning First Nation, four of the communities of the Fort Frances Chiefs Secretariat and the Métís Nation of Ontario. The Participation Agreements and Impact Benefit Agreements provide for how the First Nation and Métis communities will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with other local Indigenous communities as well. New Gold also sends out regular newsletters on Rainy River to all communities in the Rainy River District and parts of the Kenora District. Other engagement activities include community visits, public site tour, communication and tours with neighbours that are close to the project area and regular communication with the local municipality. New Gold continues to engage local communities in key areas of employment, contracting and procurement whenever possible.

Project costs and outlook

Project spending at Rainy River during the second quarter totalled $160 million. The remaining capital cost to the targeted November commercial production is estimated to be approximately $229 million. Of the remaining expenditure, approximately 45% is related to mining and owner’s costs, 45% is related to earthworks, including completion of the starter tailings cell, with the balance of the remaining expenditure related to the completion and commissioning of the process plant.

New Gold continues to look forward to the expected growth in the company’s production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potentialNew Gold continues to look forward to the expected growth in the company’s production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potential

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During, and subsequent to, the second quarter of 2017, the company expanded its property holdings at Blackwater with the acquisition of 445km2 of exploration tenements from Parlane Resource Corp. and RJK Explorations Ltd for approximately C$3.5 million. With the acquisition of these mineral rights the Blackwater property position has increased by 42%, now comprising 1,492 square kilometres of ground future exploration and development. Exploration activity at Blackwater remained suspended while the Company continued its development focus at Rainy River.

AT-A-GLANCE

AS AT DECEMBER 31, 2016

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of Reserves)

Gold: 1.3 MILLION OUNCES

SILVER: 8.2 MILLION OUNCES

35

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the second quarter of 2017:

•	The Provincial and Federal environmental assessment technical review stage continued, with approvals anticipated in late 2017 or early 2018.
•	Continued key engineering studies for advancement of post-environmental assessment approval permits.
•	Continued discussions with key First Nations on Participation Agreements.
•	Continued project optimization studies.

Project costs and outlook

For the three months ended June 30, 2017, capital expenditures totaled $2.0 million, compared with $2.5 million in the prior-year quarter. Expenditures in the current period related to the continued advancement of the environmental assessment process including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on Participation Agreements.

Blackwater’s 2017 non-sustaining capital expenditures are expected to be approximately $10 million related to the continued advancement of the Environmental Assessment process.

New Afton C-zone, British Columbia, Canada

AT-A-GLANCE AS AT DECEMBER 31, 2016 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 483,000 OUnces copper: 385 million pounds

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton.

In the first quarter of 2016, New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone Mineral Reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work completed in 2016 includes additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Project update and costs

During the second quarter of 2017, work on the C-zone focused on tailings management optimization studies. Work on the permit application to commence decline development was advanced and will be submitted to the Stk’emlupemc te Secwepemc Nation in the third quarter of 2017 for advance review as required under the Participation agreement. Mining studies to advance design of the conveyor system were initiated during the second quarter of 2017 as well as studies to evaluate sub-level caving as a mining method for the deposit. Work on an updated block model based on 2017 drilling results in ongoing. For the three months ended June 30, 2017, project capital expenditures totalled $1.1 million, which includes exploration drilling expenditures of $0.6 million and project development expenditures of $0.5 million. Year-to-date project capital expenditures totalled $2.3 million.

Exploration activities

During the second quarter of 2017, a final campaign of infill drilling to further upgrade confidence in the C-zone block cave mineral reserve was completed. The data from this campaign will be incorporated into an updated resource estimate to provide further support for future mine development and production planning. Additionally, a surface drilling campaign to test several satellite targets identified within the greater mine lease area commenced during the second quarter.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

	As at June 30	As at December 31
(in millions of U.S. dollars)	2017	2016
balance sheet information
Cash and cash equivalents	198.8	185.9
Other current assets	224.3	224.1
Non-current assets	3,720.3	3,523.0
Total assets	4,143.4	3,933.0

Current liabilities	176.9	175.4
Non-current liabilities excluding long-term debt	778.0	794.9
Long-term debt	880.1	889.5
Total liabilities	1,835.0	1,859.8
Total equity	2,308.4	2,073.2
Total liabilities and equity	4,143.4	3,933.0

Assets

The increase in total assets is primarily attributable to growth capital expenditures at Rainy River.

Cash and cash equivalents

The increase in cash and cash equivalents was primarily driven by the Company’s bought deal financing of common shares resulting in net proceeds of $165.7 million, the sale of the El Morro stream for $65.0 million, and the Company’s operating cash flows generated during the current period. This was partially offset by growth capital expenditures at Rainy River, as $285.7 million was spent in the first half of 2017, and other capital expenditure. Please see the “Corporate Developments” section of this MD&A for further information on the Company’s bought deal financing of common shares and the sale of the El Morro stream.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories and prepaid expenses. The increase in other current assets is primarily attributable to an increase in sales tax receivable related to the Rainy River Project.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests less depreciation and depletion. For the six months ended June 30, 2017, the Company spent $331.8 million, primarily focused on continued project advancement at Rainy River, and sustaining capital expenditures at the Company’s operating sites.

Liabilities

Current liabilities

As at June 30, 2017, current liabilities increased compared to the prior year as a portion of the gold stream obligation became current. Current liabilities primarily consist of trade and other payables.

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Non-current liabilities excluding long-term debt

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring and other costs.

The long-term discounted portion of the liability as at June 30, 2017 was $97.7 million compared to $81.0 million as at December 31, 2016. For the three months ended June 30, 2017, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase to the long-term discounted value of the liability primarily related to New Afton and Rainy River. New Afton’s increase was a result of an acquisition of a historical tailings facility adjacent to the site, and a decrease in the discount rate. Key drivers of the Rainy River liability increase includes additional obligations related to the continued project advancement. The Company intends to spend $1.1 million in the next year on reclamation activities, and the remainder in future periods.

The net deferred income tax liability decreased from $230.3 million at December 31, 2016 to $191.9 million at June 30, 2017. The decrease is mainly driven by the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the six months ended June 30, 2017, the Company recorded a foreign exchange gain of $24.4 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt as at June 30, 2017 includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility.

On July 20, 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value related to the change in the risk-free discount rate and changes in gold prices reflected in the consolidated income statements and the changes in fair value related to the Company’s own credit risk reflected in the consolidated statements of comprehensive income. On July 20, 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value related to the change in the risk-free discount rate and changes in gold prices reflected in the consolidated income statements and the changes in fair value related to the Company’s own credit risk reflected in the consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments “Adjusted EBITDA”) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. However, in order to provide additional flexibility, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the quarters ending March 31, 2018.

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at June 30, 2017 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

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On May 18, 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) for net cash proceeds of $295.1 million after a banker’s fee and other transaction costs. The proceeds were used to redeem and purchase for cancellation the $300.0 million principal amount of the previously outstanding senior unsecured notes (“2020 Unsecured Notes”) for which the Company was required to pay a redemption premium of $5.3 million. As a result, total transaction costs paid relating to this refinancing were $10.2 million. Additionally, the Company was required to pay $2.8 million of accrued interest on the 2020 Unsecured Notes on redemption and cancellation.

The 2025 Unsecured Notes bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year. As at June 30, 2017 the face value was $300.0 million

The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest taxes depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

In June 2017, the Company amended its $400.0 million revolving credit facility (the “Credit Facility”) to extend the maturity date of the agreement by one year to August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

In June 2017, the Company amended the Credit Facility’s Net Debt to Adjusted EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.5 to 1.0 from July 1, 2017 to September 30, 2017 (previously 4.0 to 1.0) and 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). Following that period, the maximum leverage ratio will be 3.5 : 1.0. The maximum Leverage Ratio from October 1, 2017 to December 31, 2017 remains at 4.0 to 1.0.

Significant financial covenants are as follows:

		Twelve months ended June 30	Twelve months ended December 31
	Financial covenant	2017	2016
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	5.5 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.5 : 1	2.5 : 1	2.6 : 1

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The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at June 30, 2017 (December 31, 2016 - 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at June 30, 2017 (December 31, 2016 - 0.73%).

As at June 30, 2017, the Company has drawn $100.0 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $126.0 million (December 31, 2016 - $122.1 million). The increase is primarily due to the appreciation of the Canadian and Australian dollars relative to the U.S. dollar. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies. As at June 30, 2017, $174.0 million remains undrawn from the Credit Facility.

Liquidity and Cash Flow

As at June 30, 2017, the Company had cash and cash equivalents of $198.8 million compared to $185.9 million at December 31, 2016. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures particularly associated with the Rainy River development project, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three months ended June 30 2017:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
cash flow information
Cash generated from operations	80.0	79.2	156.8	140.7
Cash used by investing activities (capital expenditures)	(188.7)	(137.4)	(266.9)	(246.1)
Cash generated from (used by) investing activities (sale of El Morro stream and other)	–	–	65.0	–
Cash generated from (used by) financing activities	(42.0)	(20.3)	122.3	(20.6)
Effect of exchange rate changes on cash and cash equivalents	–	(0.3)	0.7	10.0
Change in cash and cash equivalents	(150.7)	(78.8)	12.9	(116.0)

Operations

For the three months ended June 30, 2017, the increase in cash generated from operations was primarily due to higher revenue resulting from higher metal prices. Additionally, at December 31 2016, the Company held an outstanding concentrate receivable at New Afton which was collected in January 2017, benefiting working capital. The increase was partially offset by an increase in taxes paid in the period.

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Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was higher than in the prior-year period, with the Company spending $188.1 million in the second quarter of 2017 compared to $138.2 million in the prior-year period. In both the current and prior-year period, investing activities primarily focused on continued project advancement at Rainy River. In addition to growth capital spending at Rainy River the Company received $65.0 million net proceeds from the sale of the El Morro stream during the six months ending in June 30, 2017.

The following table summarizes the capital expenditures (mining interests per the unaudited condensed consolidated interim statements of cash flows) for the three months ended June 30, 2017 and 2016:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
CAPital EXpenditures by site
New Afton	13.9	11.3	21.6	21.1
Mesquite	3.3	11.7	4.9	23.3
Peak Mines	8.5	3.2	13.9	4.9
Cerro San Pedro	–	0.5	0.7	0.7
Rainy River	160.1	107.6	286.4	189.8
Blackwater	2.3	2.5	4.1	4.3
Corporate	–	1.4	0.2	1.5
Total Capital Expenditures	188.1	138.2	331.8	245.6

Financing Activities

Cash generated from financing activities was primarily related to the bought deal financing of common shares in March 2017 for net proceeds of $165.7 million, partially offset by interest paid. Please refer to the “Corporate Developments” section of this MD&A for further information on the bought deal financing transaction.

The Company’s June 30, 2017 cash balance of $198.8 million, together with the $174.0 million available for drawdown under the Credit Facility at June 30, 2017 provide the Company with $372.8 million of, in addition to the net cash the Company’s operating mines are expected to generate, which will be used to fund the Rainy River capital expenditures. Based on a C$1.30/US$ exchange rate, the remaining capital cost from July 1, 2017 to the targeted November commercial production is estimated to be approximately $229 million. As discussed under the heading “Balance Sheet Review”, the Company has increased the maximum leverage ratio in its Credit Facility in 2017 to provide additional flexibility during the Rainy River construction period.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in particular during the Rainy River construction period, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s second half of 2017 production. Specifically, New Gold purchased put options at a strike price of $1,250 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between June 2017 and December 2017. The Company incurred investment costs of $0.9 million in June 2017 relating to this third tranche of gold price option contracts.

In February 2017, the Company entered into copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. A decrease in gold or copper prices or depreciation of the U.S. dollar relative to the Canadian dollar, or, to a lesser extent, the Australian dollar or Mexican peso, could negatively impact the Company’s liquidity.

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Since the Company’s January 30, 2017 news release, in which New Gold estimated a liquidity shortfall of approximately $100 million required to pay for the Company’s normal operating requirements and to bring Rainy River to commercial production on the current schedule, the Company has made solid progress in enhancing its liquidity position. With the sale of the El Morro stream for $65 million and successful completion of a bought deal financing for net proceeds of approximately $165 million, both of which occurred in the first quarter, New Gold has enhanced its financial flexibility and is well positioned to complete the development of Rainy River. In the opinion of management, the Company’s liquidity position as at June 30, 2017, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis and the remaining development capital expenditures at Rainy River.

The Company has outstanding notes in the principal amount of $500 million maturing in 2022 and $300 million maturing in 2025. The Company also has $100 million outstanding under the credit facility, excluding letters of credit. Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with mine plans, and successful construction of Rainy River on schedule and on budget, the Company will be able to repay indebtedness from internally generated cash flow during the projected life of the operating mines.

Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. In addition, the Company regularly evaluates the magnitude and timing of its capital commitments at Rainy River in relation to the Company’s current and projected future financial resources, while also taking into account any potential implications for the project’s development schedule.

In addition, the company has initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the company to focus on its America’s centric portfolio of operating mining and development projects while offering a prospective buyer an opportunity to fully leverage Peak’s strong track record of performance, and unlock its longer term potential.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2017 these commitments totalled $280.0 million, $259.2 million of which are expected to fall due over the next 12 months. This compares to commitments of $130.2 million as at December 31, 2016, all of which are expected to fall due in 2017. The increase is due to Rainy River having higher capital purchase commitments at the end of the current period as a result of project advancement when compared to the end of the prior year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

			As at June 30			As at December 31
	< 1 year	1-3 Years	4-5 Years	After 5 Years	2017 Total	2016 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	100.0	-	800.0	900.0	900.0
Interest payable on long-term debt	44.3	100.8	100.8	82.6	328.5	252.5
Operating lease commitments	3.3	0.1	-	-	3.4	2.6
Capital expenditure commitments	259.2	20.8	-	-	280.0	130.2
Reclamation and closure cost obligations	1.2	6.3	4.8	116.0	128.3	105.9
Gold stream obligation	15.3	49.0	45.0	168.8	278.1	277.7
Total contractual obligations	323.3	277.0	150.6	1,167.4	1,918.3	1,668.9

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review - Balance Sheet Review - Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the six months ended June 30, 2017.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at July 26, 2017, there were 576,178,298 common shares of the Company outstanding. The Company had 11,871,535 stock options outstanding under its share option plan, exercisable for up to 11,871,535 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

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All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
Consolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	62.2	30.4	2.1	94.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,235	24.1	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	627	1.26	8.31
Operating expenses(1)	62.2	30.4	2.1	94.7
Treatment and refining charges on concentrate sales	2.9	5.8	0.2	8.9
Adjustments(2)	(0.2)	(0.1)	–	(0.3)
Total cash costs	64.9	36.1	2.3	103.3
By-product silver and copper sales				(67.6)
Total cash costs net of by-product revenue				35.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,235	24.1	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound)	654	1.50	8.91
Total cash costs per gold ounce sold ($/ounce)				360
Total co-product cash costs	64.9	36.1	2.3
Total cash costs net of by-product revenue				35.7
Sustaining capital expenditures(4)	15.8	7.7	0.5	24.0
Sustaining exploration - expensed	1.4	0.7	–	2.1
Corporate G&A including share-based compensation(5)	5.6	2.7	0.2	8.5
Reclamation expenses	1.9	0.9	0.1	2.9
Total co-product all-in sustaining costs	89.4	48.2	3.1
Total all-in sustaining costs net of by-product revenue				73.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	901	2.00	12.19
All-in sustaining costs per gold ounce sold ($/ounce)				737
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Six months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	115.0	58.3	4.3	177.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	186,538	47.1	0.5
Operating expenses per unit of metal sold ($/ounce or pound)	616	1.24	8.29
Operating expenses(1)	115.0	58.3	4.3	177.6
Treatment and refining charges on concentrate sales	5.8	11.1	0.3	17.2
Adjustments(2)	(0.1)	–	–	(0.1)
Total cash costs	120.7	69.4	4.6	194.7
By-product silver and copper sales				(133.2)
Total cash costs net of by-product revenue				61.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	186,538	47.1	0.5
Total cash costs on a co-product basis(3) ($/ounce or pound)	647	1.47	8.90
Total cash costs per gold ounce sold ($/ounce)				330
Total co-product cash costs	120.6	69.4	4.6
Total cash costs net of by-product revenue				61.6
Sustaining capital expenditures(4)	24.8	12.5	0.9	38.2
Sustaining exploration - expensed	2.5	1.3	0.1	3.9
Corporate G&A including share-based compensation(5)	11.2	5.6	0.4	17.2
Reclamation expenses	3.1	1.6	0.1	4.8
Total co-product all-in sustaining costs	161.8	90.4	6.1
Total all-in sustaining costs net of by-product revenue				125.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	867	1.92	11.86
All-in sustaining costs per gold ounce sold ($/ounce)				671
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Three months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	58.1	24.2	2.4	84.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	101,820	25.2	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	570	0.96	7.81
Operating expenses(1)	58.1	24.2	2.4	84.7
Treatment and refining charges on concentrate sales	3.8	4.2	0.1	8.1
Adjustments(2)	0.4	0.2	–	0.6
Total cash costs	62.1	28.8	2.5	93.4
By-product silver and copper sales				(59.4)
Total cash costs net of by-product revenue				34.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	101,820	25.2	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound)	609	1.15	8.21
Total cash costs per gold ounce sold ($/ounce)				334
Total co-product cash costs	62.0	28.8	2.6
Total cash costs net of by-product revenue				34.0
Sustaining capital expenditures(4)	18.6	7.8	0.7	27.1
Sustaining exploration - expensed	1.4	0.6	0.1	2.1
Corporate G&A including share-based compensation(5)	5.8	2.4	0.2	8.4
Reclamation expenses	0.9	0.4	–	1.3
Total co-product all-in sustaining costs	88.7	40.0	3.7
Total all-in sustaining costs net of by-product revenue				72.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	871	1.59	11.81
All-in sustaining costs per gold ounce sold ($/ounce)				717
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

48

Six months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	110.2	51.3	5.1	166.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	187,851	50.4	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	587	1.01	7.56
Operating expenses(1)	110.2	51.3	5.1	166.6
Treatment and refining charges on concentrate sales	7.3	9.3	0.2	16.8
Total cash costs	117.5	60.6	5.3	183.3
By-product silver and copper sales				(118.5)
Total cash costs net of by-product revenue				64.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	187,851	50.4	0.7
Total cash costs on a co-product basis(3) ($/ounce or pound)	625	1.20	7.85
Total cash costs per gold ounce sold ($/ounce)				343
Total co-product cash costs	117.5	60.6	5.3
Total cash costs net of by-product revenue				64.4
Sustaining capital expenditures(4)	32.8	15.2	1.5	49.5
Sustaining exploration - expensed	3.1	1.4	0.1	4.6
Corporate G&A including share-based compensation(5)	11.4	5.2	0.5	17.2
Reclamation expenses	1.7	0.8	–	2.5
Total co-product all-in sustaining costs	166.3	83.2	7.5
Total all-in sustaining costs net of by-product revenue				137.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	885	1.65	11.20
All-in sustaining costs per gold ounce sold ($/ounce)				736
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
49

Three months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	8.2	17.6	0.4	26.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	19,573	20.8	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	426	0.85	5.80
Operating expenses	8.2	17.6	0.4	26.2
Treatment and refining charges on concentrate sales	2.4	5.0	0.1	7.5
Total cash costs	10.7	22.6	0.5	33.8
By-product silver and copper sales				(54.6)
Total cash costs net of by-product revenue				(20.8)
Units of metal sold (ounces/millions of pounds/millions of ounces)	19,573	20.8	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	547	1.09	7.44
Total cash costs per gold ounce sold ($/ounce)				(1,059)
Total co-product cash costs	10.7	22.6	0.5
Total cash costs net of by-product revenue				(20.8)
Sustaining capital expenditures(3)	4.0	8.6	0.2	12.8
Sustaining exploration expense	0.1	0.2	–	0.3
Reclamation expenses	0.2	0.4	–	0.6
Total co-product all-in sustaining costs	15.0	31.8	0.7
Total all-in sustaining costs net of by-product revenue				(7.1)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	769	1.53	10.46
All-in sustaining costs per gold ounce sold ($/ounce)				(358)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
50

Six months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	17.8	35.9	0.7	54.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	40,289	40.7	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	442	0.88	6.05
Operating expenses	17.8	35.9	0.7	54.4
Treatment and refining charges on concentrate sales	4.7	9.4	0.2	14.3
Total cash costs	22.5	45.3	0.9	68.7
By-product silver and copper sales				(106.6)
Total cash costs net of by-product revenue				(37.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	40,289	40.7	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	558	1.11	7.63
Total cash costs per gold ounce sold ($/ounce)				(941)
Total co-product cash costs	22.5	45.3	0.9
Total cash costs net of by-product revenue				(37.9)
Sustaining capital expenditures(3)	6.3	12.7	0.3	19.3
Sustaining exploration expense	0.1	0.3	–	0.4
Reclamation expenses	0.3	0.5	–	0.8
Total co-product all-in sustaining costs	29.2	58.8	1.2
Total all-in sustaining costs net of by-product revenue				(17.4)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	724	1.44	9.90
All-in sustaining costs per gold ounce sold ($/ounce)				(434)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

51

Three months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	11.4	16.5	0.4	28.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	26,302	22.6	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	434	0.73	6.33
Operating expenses	11.4	16.5	0.4	28.3
Treatment and refining charges on concentrate sales	3.0	4.1	0.1	7.2
Total cash costs	14.4	20.6	0.5	35.5
By-product silver and copper sales				(49.8)
Total cash costs net of by-product revenue				(14.3)
Units of metal sold (ounces/millions of pounds/millions of ounces)	26,302	22.6	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	543	0.91	7.92
Total cash costs per gold ounce sold ($/ounce)				(547)
Total co-product cash costs	14.4	20.6	0.5
Total cash costs net of by-product revenue				(14.3)
Sustaining capital expenditures(3)	4.1	6.0	0.2	10.3
Sustaining exploration - expensed	0.2	0.2	–	0.4
Reclamation expenses	0.1	0.2	–	0.3
Total co-product all-in sustaining costs	18.8	27.0	0.7
Total all-in sustaining costs net of by-product revenue				(3.3)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	711	1.19	10.37
All-in sustaining costs per gold ounce sold ($/ounce)				(131)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
52

Six months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	20.8	31.2	0.7	52.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	51,433	44.64	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	404	0.70	5.5
Operating expenses	20.8	31.2	0.7	52.7
Treatment and refining charges on concentrate sales	5.7	8.6	0.2	14.5
Total cash costs	26.5	39.8	0.9	67.2
By-product silver and copper sales				(97.7)
Total cash costs net of by-product revenue				(30.5)
Units of metal sold (ounces/millions of pounds/millions of ounces)	51,433	44.64	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	516	0.89	6.97
Total cash costs per gold ounce sold ($/ounce)				(593)
Total co-product cash costs	26.5	39.8	0.9
Total cash costs net of by-product revenue				(30.5)
Sustaining capital expenditures(3)	7.5	11.3	0.3	19.1
Sustaining exploration - expensed	0.2	0.2	–	0.6
Reclamation expenses	0.2	0.4	–	0.6
Total co-product all-in sustaining costs	34.4	51.7	1.2
Total all-in sustaining costs net of by-product revenue				(10.2)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	672	1.16	9.07
All-in sustaining costs per gold ounce sold ($/ounce)				(198)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

53

		Three months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	32.7	18.8
Gold ounces sold	46,462	31,115
Operating expenses per gold ounce sold	703	602
Operating expenses	32.7	18.8
Adjustments(1)	–	0.3
Total cash costs	32.7	19.1
Gold ounces sold	46,462	31,115
Total cash costs per gold ounce sold ($/ounce)	703	611
Total cash costs	32.7	19.0
Sustaining capital expenditures(2)	3.3	11.7
Reclamation expenses	0.6	0.3
Total all-in sustaining costs	36.6	31.1
All-in sustaining costs per gold ounce sold ($/ounce)	789	999

1.	Adjustments include the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
2.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	52.9	34.1
Gold ounces sold	75,615	56,043
Operating expenses per gold ounce sold	700	608
Operating expenses	52.9	34.1
Adjustments(1)	–	0.5
Total cash costs	52.9	34.6
Gold ounces sold	75,615	56,043
Total cash costs per gold ounce sold ($/ounce)	700	618
Total cash costs	52.9	34.6
Sustaining capital expenditures(2)	4.9	23.3
Sustaining exploration - expensed	–	–
Reclamation expenses	1.1	0.7
Total all-in sustaining costs	58.9	58.6
All-in sustaining costs per gold ounce sold ($/ounce)	779	1,044

1.	Adjustments include the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
2.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
54

Three months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	18.2	4.8	0.4	23.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	25,528	3.3	–
Operating expenses per unit of metal sold ($/ounce or pound)	715	1.46	8.59
Operating expenses	18.2	4.8	0.4	23.4
Treatment and refining charges on concentrate sales	0.5	0.8	–	1.4
Total cash costs	18.7	5.7	0.4	24.8
By-product silver and copper sales				(10.4)
Total cash costs net of by-product revenue				14.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	25,528	3.3	–
Total cash costs on a co-product basis(3) ($/ounce or pound)	735	1.72	9.94
Total cash costs per gold ounce sold ($/ounce)				563
Total co-product cash costs	18.8	5.7	0.4
Total cash costs net of by-product revenue				14.4
Sustaining capital expenditures(4)	6.1	1.6	0.1	7.8
Sustaining exploration - expensed	1.3	0.3	–	1.6
Reclamation expenses	0.2	0.1	–	0.3
Total co-product all-in sustaining costs	26.4	7.7	0.5
Total all-in sustaining costs net of by-product revenue				24.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,032	2.33	13.51
All-in sustaining costs per gold ounce sold ($/ounce)				945
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
55

Six months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	34.6	8.6	0.7	43.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	52,919	6.4	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	654	1.34	8.35
Operating expenses	34.6	8.6	0.7	43.9
Treatment and refining charges on concentrate sales	1.1	1.7	0.1	2.9
Adjustments(2)	0.4	0.1	–	0.5
Total cash costs	36.1	10.4	0.8	47.2
By-product silver and copper sales				(21.1)
Total cash costs net of by-product revenue				26.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	52,919	6.4	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	681	1.61	9.90
Total cash costs per gold ounce sold ($/ounce)				493
Total co-product cash costs	36.1	10.4	0.8
Total cash costs net of by-product revenue				26.1
Sustaining capital expenditures(4)	10.2	2.5	0.2	12.9
Sustaining exploration - expensed	2.5	0.6	–	3.1
Reclamation expenses	0.4	0.1	–	0.5
Total co-product all-in sustaining costs	49.2	13.6	1.0
Total all-in sustaining costs net of by-product revenue				42.6
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	928	2.11	13.05
All-in sustaining costs per gold ounce sold ($/ounce)				805
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

56

Three months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	16.1	2.4	0.3	18.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	27,784	2.5	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	581	1	9
Operating expenses	16.1	2.4	0.3	18.8
Treatment and refining charges on concentrate sales	0.7	0.2	–	0.9
Adjustments(2)	0.4	0.1	–	0.5
Total cash costs	17.2	2.7	0.3	20.2
By-product silver and copper sales				(5.8)
Total cash costs net of by-product revenue				14.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	27,784	2.5	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	623	1.10	9.10
Total cash costs per gold ounce sold ($/ounce)				521
Total co-product cash costs	17.2	2.7	0.3
Total cash costs net of by-product revenue				14.4
Sustaining capital expenditures(4)	2.7	0.4	–	3.1
Sustaining exploration - expensed	1.3	0.2	–	1.5
Reclamation expenses	0.4	0.1	–	0.5
Total co-product all-in sustaining costs	21.6	3.4	0.3
Total all-in sustaining costs net of by-product revenue				19.5
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	782	1.36	11.52
All-in sustaining costs per gold ounce sold ($/ounce)				706
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
57

Six months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation
Operating expenses(1)	31.5	6.9	0.6	39.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	44,934	5.8	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	700	1.20	9.25
Operating expenses	31.5	6.9	0.5	39.0
Treatment and refining charges on concentrate sales	1.5	0.7	–	2.2
Adjustments(2)	0.1	–	–	0.1
Total cash costs	33.1	7.5	0.5	41.2
By-product silver and copper sales				(13.3)
Total cash costs net of by-product revenue				27.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	44,934	5.8	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	736	1.32	9.27
Total cash costs per gold ounce sold ($/ounce)				620
Total co-product cash costs	33.1	7.6	0.5
Total cash costs net of by-product revenue				27.9
Sustaining capital expenditures(4)	3.9	0.9	–	4.9
Sustaining exploration - expensed	2.9	0.6	–	3.6
Reclamation expenses	0.7	0.2	–	0.9
Total co-product all-in sustaining costs	40.6	9.3	0.5
Total all-in sustaining costs net of by-product revenue				37.3
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	904	1.61	11.49
All-in sustaining costs per gold ounce sold ($/ounce)				827
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
58

Three months ended June 30, 2017				Three months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	9.7	2.7	12.4	16.0	2.8	18.8
Units of metal sold (ounces/millions of ounces)	7,672	0.2		16,619	0.2
Operating expenses per unit of metal sold ($/ounce)	1,269	17		961	13
Operating expenses(1)	9.7	2.7	12.4	16.0	2.8	18.8
Adjustments(2)	(0.3)	–	(0.3)	(0.2)	–	(0.2)
Total cash costs	9.3	2.5	12.1	15.8	2.8	18.6
By-product silver and copper sales			(2.6)			(3.6)
Total cash costs net of by-product revenue			9.5			14.8
Units of metal sold (ounces/millions of ounces)	7,672	0.2		16,619	0.2
Total cash costs on a co-product basis(3) ($/ounce)	1,235	16.43		952	12.76
Total cash costs per gold ounce sold ($/ounce)			1,222			898
Total co-product cash costs	9.7	2.7		15.8	2.8
Total cash costs net of by-product revenue			9.5			14.8
Sustaining capital expenditures(4)	–	–	–	0.4	0.1	0.5
Reclamation expenses	1.2	0.3	1.5	0.2	–	0.2
Total co-product all-in sustaining costs	10.6	2.8		16.4	2.9
Total all-in sustaining costs net of by-product revenue			10.9			15.5
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,387	18.45		988	13.25
All-in sustaining costs per gold ounce sold ($/ounce)			1,414			941

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

59

Six months ended June 30, 2017				Six months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	21.3	5.1	26.4	34.7	6.2	40.8
Units of metal sold (ounces/millions of ounces)	17,716	311,181		35,441	0.5
Operating expenses per unit of metal sold ($/ounce)	1,203	16		978	12.63
Operating expenses(1)	21.3	5.1	26.4	34.7	6.2	40.8
Adjustments(2)	(0.5)	(0.1)	(0.6)	(0.6)	(0.1)	(0.7)
Total cash costs	20.8	5.0	25.8	34.1	6.1	40.2
By-product silver and copper sales			(5.4)			(7.6)
Total cash costs net of by-product revenue			20.4			32.4
Units of metal sold (ounces/millions of ounces)	17,716	311,181		35,441	0.5
Total cash costs on a co-product basis(3) ($/ounce)	1,176	15.93		962	12.40
Total cash costs per gold ounce sold ($/ounce)			1,152			917
Total co-product cash costs	20.8	5.0		34.1	6.1
Total cash costs net of by-product revenue			20.4			32.4
Sustaining capital expenditures(4)	0.6	0.1	0.7	0.6	0.1	0.7
Reclamation expenses	1.9	0.5	2.4	0.3	–	0.2
Total co-product all-in sustaining costs	23.3	5.6		35.0	6.2
Total all-in sustaining costs net of by-product revenue			23.5			33.3
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,316	17.83		987	12.72
All-in sustaining costs per gold ounce sold ($/ounce)			1,325			947

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Sustaining Capital Expenditures Reconciliation Tables

Three months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
Total sustaining capital expenditureS
Mining interests per statement of cash flows	188.1	138.2
New Afton growth capital expenditure(1)	(1.2)	(1.0)
Peak growth capital expenditure(1)	(0.7)	–
Rainy River growth capital expenditure	(160.1)	(107.6)
Blackwater growth capital expenditure	(2.2)	(2.5)
Total sustaining capital expenditures	23.9	27.1

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
Total sustaining capital expenditureS
Mining interests per statement of cash flows	331.8	245.6
New Afton growth capital expenditure(1)	(2.3)	(2.0)
Peak growth capital expenditure(1)	(1.0)	–
Rainy River growth capital expenditure	(286.4)	(189.8)
Blackwater growth capital expenditure	(4.1)	(4.3)
Total sustaining capital expenditures	38.0	49.5

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar

Three months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	13.9	11.3
New Afton growth capital expenditure(1)	(1.1)	(1.0)
New Afton sustaining capital expenditures	12.8	10.3

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone.

Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	21.6	21.1
New Afton growth capital expenditure(1)	(2.3)	(2.0)
New Afton sustaining capital expenditures	19.3	19.1

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Three months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
PEAK sustaining capital expenditureS
Capital expenditure per segmented information	8.5	3.1
Peak growth capital expenditure(1)	(0.7)	–
Peak sustaining capital expenditures	7.8	3.1

1.	Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
PEAK sustaining capital expenditureS
Capital expenditure per segmented information	13.9	4.9
Peak growth capital expenditure(1)	(0.9)	–
Peak sustaining capital expenditures	13.0	4.9

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s unaudited condensed consolidated interim financial statements; and
•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the audited consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

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Three months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
adjusted net earnings reconciliation
Net earnings before taxes(2)	30.4	(7.1)
Other (gains) losses (1)	(15.7)	22.7
Inventory write-down	–	(0.7)
Adjusted net earnings (loss) before taxes(2)	14.7	14.9
Income tax (expense) recovery(2)	(7.3)	(6.8)
Income tax adjustments	5.9	0.5
Adjusted income tax (expense) recovery(2)	(1.4)	(6.3)
Adjusted net earnings (loss) (2)	13.3	8.6
Adjusted earnings (loss) per share (basic and diluted) (2)	0.02	0.02
Adjusted effective tax rate(2)	9.5%	42.3%

1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other gains and losses.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016
adjusted net earnings reconciliation
Net earnings before taxes(2)	70.3	10.7
Other (gains) losses (1)	(39.5)	1.0
Inventory write-down	(0.5)	–
Adjusted net earnings (loss) before taxes(2)	30.3	11.7
Income tax (expense) recovery(2)	(9.6)	1.0
Income tax adjustments	2.1	(5.6)
Adjusted income tax (expense) recovery(2)	(7.5)	(4.6)
Adjusted net earnings (loss) (2)	22.8	7.1
Adjusted earnings (loss) per share (basic and diluted) (2)	0.04	0.01
Adjusted effective tax rate(2)	24.9%	39.3%

1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other gains and losses.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
cash reconciliation
Cash generated from operations	80.0	79.2	156.8	140.7
Add back (deduct): Change in non-cash operating working capital	(3.9)	3.2	(11.3)	3.8
Cash generated from operations before changes in non-cash operating working capital	76.1	82.4	145.5	144.5

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
TOTAL OPERATING MARGIN
Revenue	185.6	180.3	355.1	334.8
Less: Operating expenses	(94.7)	(84.7)	(177.6)	(166.6)
Total operating margin	90.9	95.6	177.5	168.2

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
New Afton OPERATING MARGIN
Revenue	72.4	76.3	144.2	146.9
Less: Operating expenses	(26.2)	(28.3)	(54.4)	(52.7)
New Afton operating margin	46.2	48.0	89.8	94.2

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Mesquite OPERATING MARGIN
Revenue	59.0	39.2	96.2	69.2
Less: Operating expenses	(32.7)	(18.8)	(52.9)	(34.1)
Mesquite operating margin	26.3	20.4	43.3	35.1

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Peak Mines OPERATING MARGIN
Revenue	41.8	40.2	86.8	67.9
Less: Operating expenses	(23.4)	(18.8)	(43.9)	(39.0)
Peak Mines operating margin	18.4	21.4	42.9	28.9

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2017	2016	2017	2016
CERRO San Pedro OPERATING MARGIN
Revenue	12.4	24.6	27.9	50.8
Less: Operating expenses	(12.4)	(18.8)	(26.4)	(40.8)
Cerro San Pedro operating margin	–	5.8	1.5	10.0

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Total AVERAGE REALIZED PRICE
Revenue from gold sales	123.0	125.2	232.1	225.5
Treatment and refining charges on gold concentrate sales	2.9	3.8	5.8	7.3
Gross revenue from gold sales	125.9	129.0	237.9	232.8
Gold ounces sold	99,235	101,820	186,538	187,851
Total average realized price per gold ounce sold ($/ounce)	1,279	1,267	1,282	1,239

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Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	22.9	30.8	47.1	58.0
Treatment and refining charges on gold concentrate sales	2.4	2.9	4.7	5.7
Gross revenue from gold sales	25.3	33.7	51.8	63.7
Gold ounces sold	19,573	26,302	40,289	51,433
New Afton average realized price per gold ounce sold ($/ounce)	1,291	1,280	1,286	1,239

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	59.0	39.2	96.2	69.2
Gold ounces sold	46,462	31,115	75,615	56,043
Mesquite average realized price per gold ounce sold ($/ounce)	1,271	1,262	1,273	1,235

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Peak Mines AVERAGE REALIZED PRICE
Revenue from gold sales	31.2	34.4	66.2	55.2
Treatment and refining charges on gold concentrate sales	0.5	0.7	1.1	1.6
Gross revenue from gold sales	31.7	35.3	67.3	56.8
Gold ounces sold	25,528	27,784	52,919	44,934
Peak Mines average realized price per gold ounce sold ($/ounce)	1,283	1,272	1,295	1,264

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	9.9	20.8	22.6	43.1
Gold ounces sold	7,672	16,619	17,716	35,441
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,283	1,251	1,275	1,216

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2016, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three months ended June 30, 2017, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver.

For the three months ended June 30, 2017, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,220 to $1,294 per ounce, and by copper prices in the range of $2.49 to $2.79 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at June 30, 2017, working capital includes unpriced gold and copper concentrate receivables totalling 6,400 ounces of gold and 2.5 million pounds of copper relating to the Peak Mines and New Afton not offset by copper swap contracts.

The Company’s exposure to changes in gold prices has been significantly reduced during the current year and during the first six months of 2017 as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices.

The details of the remaining contracts are as follows as at June 30, 2017:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	120,000 oz	July 2017 - December 2017	1,400	(0.3)
Gold put contracts - purchased	120,000 oz	July 2017 - December 2017	1,250	3.2
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The contracts cover 20,000 ounces of gold per month.

A $100 change in the gold price per ounce would have an impact of $0.6 million on the Company’s working capital position. A $0.10 change in the copper price per pound would have an impact of $0.3 million on the Company’s working capital position.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit vesting prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income (loss) before taxes as follows:

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Three months ended June 30			Three months ended June 30
(in millions of U.S. dollars, except where noted)	2017 Net Earnings (Loss)	2017 Other Comprehensive Income (Loss)	2016 Net Earnings (Loss)	2016 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	12.7	–	12.9
Copper price	2.1	–	5.4	–
Silver price	0.3	–	0.4	–

Six months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2017 Net Earnings (Loss)	2017 Other Comprehensive Income (Loss)	2016 Net Earnings (Loss)	2016 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	23.9	–	23.3
Copper price	4.0	–	10.8	–
Silver price	0.6	–	0.8	–

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017 at a fixed price of $2.52 per pound. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. Copper swaps settle against the London Metals Exchange monthly average price. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses on settlement of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The settlement on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its copper forward contracts on the consolidated statements of financial position within ‘derivative assets’.

The details of the remaining contracts are as follows as at June 30, 2017:

	Quantity outstanding (oz)	Remaining term	Exercise price ($)	Fair value - asset (liability)
Copper forward contracts outstanding	43.7 million	July - December 2017	2.73	$3.2 million

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2016. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2016 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2017” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Rainy River, Blackwater and New Afton C-zone; planned activities for 2017 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; expected permitting and development activities for Blackwater and the New Afton C-zone; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste and storage of water prior to commissioning; the expected capital costs and contingency amounts as well as production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam at the Rainy River project; targeted timing for permits, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations; targeted timing for development activities, commissioning, start-up and production for the Rainy River project.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for Rainy River, the New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2017 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Rainy River, New Afton C-zone and Blackwater; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information relating to the construction of and expected operations at New Gold’s Rainy River project contained herein has been reviewed and approved by Binsar Sirait, Director, Mine Engineering of New Gold. The scientific and technical information relating to Mineral Resources and exploration contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Sirait is a Professional Engineer and a SME Registered Member. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Sirait and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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